Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 1 DATED APRIL 15, 2024
TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of May 1, 2024;
•to disclose the calculation of our March 31, 2024 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of March 31, 2024, our portfolio, based on the NAV of our investments, consisted of 76% real estate properties and 24% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of March 31, 2024, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of rental housing (65%), net lease (25%), logistics (6%) and office (4%).
As of March 31, 2024, our real estate-related loans and securities consisted of 75 investments with an aggregate fair value of approximately $229 million.

May 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2024 (and repurchases as of April 30, 2024) is as follows:

Transaction Price (per share)
Class S	$11.2240
Class I	$11.3174
Class D	$11.4227
Class T	$11.3174
The May 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
March 31, 2024 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2024 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of March 31, 2024 ($ and shares/units in thousands):

Components of NAV	March 31, 2024
Investments in real estate	$1,676,490
Investments in real estate-related loans and securities	228,701
Investments in unconsolidated entities	77,923
Cash and cash equivalents	30,559
Restricted cash	26,261
Other assets	22,907
Debt obligations	(1,025,028)
Accrued stockholder servicing fees(1)	(279)
Management fee payable	(969)
Dividend payable	(4,988)
Subscriptions received in advance	(11,342)
Other liabilities	(41,499)
Non-controlling interests in joint ventures	(14,754)
Net asset value	$963,982
Number of shares/units outstanding	85,652

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of March 31, 2024, we had accrued under GAAP approximately $23.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of March 31, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$367,629	$461,212	$1,832	$—	$93,626	$38,768	$915	$963,982
Number of shares/units outstanding	32,754	40,753	160	—	8,476	3,429	80	85,652
NAV per share/unit as of March 31, 2024	$11.2240	$11.3174	$11.4227	$—	$11.0461	$11.3070	$11.3070

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of March 31, 2024, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.1%	5.7%
Net Lease	7.0%	6.1%
Office	9.0%	7.8%
Logistics	7.0%	5.9%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Rental Housing Investment Values	Net Lease Investment Values	Office Investment Values	Logistics Investment Values
Discount Rate	.25% Decrease	1.8%	2.1%	1.9%	2.0%
(weighted average)	.25% Increase	(1.8)%	(2.0)%	(1.9)%	(2.1)%
Exit Capitalization Rate	.25% Decrease	2.8%	2.9%	2.1%	2.7%
(weighted average)	.25% Increase	(2.6)%	(2.6)%	(1.9)%	(2.7)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of February 29, 2024 ($ and shares/units in thousands):

Components of NAV	February 29, 2024
Investments in real estate	$1,683,250
Investments in real estate-related loans and securities	244,736
Investments in unconsolidated entities	77,521
Cash and cash equivalents	22,548
Restricted cash	17,074
Other assets	36,281
Debt obligations	(1,025,280)
Accrued stockholder servicing fees(1)	(271)
Management fee payable	(993)
Dividend payable	(5,061)
Subscriptions received in advance	(4,147)
Other liabilities	(43,023)
Non-controlling interests in joint ventures	(15,114)
Net asset value	$987,521
Number of shares/units outstanding	86,776

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of January 31, 2024, we had accrued under GAAP approximately $24.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of January 31, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 29, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$378,468	$468,530	$1,757	$—	$98,826	$39,021	$919	$987,521
Number of shares/units outstanding	33,342	40,945	152	—	8,843	3,414	80	86,776
NAV Per Share/Unit as of February 29, 2024	$11.3510	$11.4431	$11.5337	$—	$11.1759	$11.4318	$11.4318

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of February 29, 2024, we had not sold any Class T shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 30,406,655 shares of our common stock (consisting of 21,751,128 Class S shares, 8,488,888 Class I shares and 166,638 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $401,691,798 and (ii) 2,356,742 shares of our common stock (consisting of 2,071,226 Class S shares, 285,028 Class I shares and 488 Class D shares; no Class T shares had been issued or sold) pursuant to our distribution reinvestment plan for a total value of $30,307,290. We intend to continue selling shares in the Offering on a monthly basis.